SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


              Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   452916 40 6
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 March 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D
CUSIP No. [452916406]                                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,667,511
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,667,511
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,667,511
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. [452916406]                                         Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             838,971
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        838,971
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         838,971
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. [452916406]                                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,828,940
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,828,940
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,828,940
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. [452916406]                                         Page 5 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        1,434,033
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,667,511
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,434,033
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,667,511
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         4,101,544
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.) (the "Issuer") 900 North Shore Blvd.
          Lake Bluff, IL 60044
          (847) 604-7555

Item 2.  Identity and Background.

     Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,3 a Cayman Islands exempted company.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Since the date of Amendment No. 4 to the Original Statement on Schedule 13-D ("Amendment No. 4"), filed on October 16, 1997, Aries Domestic used its general funds to purchase an aggregate of 46,626 shares of Common Stock of the Issuer in the open market and the Aries Fund used its general funds to purchase an aggregate of 46,626 shares

--------
1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

3 Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

     of Common Stock of the Issuer in the open market. In connection with its investment in a private placement of the Issuer on October 16, 1997 (the "Private Placement"), Aries Domestic was allocated warrants ("Placement Warrants") to purchase 56,533 Shares of the Issuer from Paramount Capital, Inc., which conducted the Private Placement and Aries Fund was allocated Placement Warrants to purchase 112,159 Shares of the Issuer from Paramount Capital, Inc. Lindsay A. Rosenwald, M.D., chairman of Paramount Capital, Inc. was allocated Placement Warrants to purchase 292,411 Shares of the Issuer from Paramount Capital, Inc. Further, in connection with the Private Placement, Paramount Capital, Inc. and the Issuer entered into an advisory agreement oursuant to which it received a number of warrants (the "Advisory Warrants"). Dr. Rosenwald was allocated Advisory Warrants to purchase 1,141,622 Shares. The Placement Warrants and the Advisory Warrants vested and became exercisable on April 16, 1998 at an intial exercise price equal to $2.54 per share and will be exercisable until April 16, 2003. The exercise price is subject to adjustment upon the occurence of certain events.

Item 4.  Purpose of Transaction.

     The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

     Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

     Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of April 21, 1999, Dr. Rosenwald both personally and through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned 4,101,544, Shares or 35.2% of the Issuer's securities and Paramount Capital beneficially owned 2,667,511 Shares or 26.1% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as follows:

                                                       Amount Owned
                                                       ------------
          Aries Domestic                                838,971 Shares
          Aries Fund                                  1,828,940 Shares

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

     (c) The following acquisitions of Shares of the Issuer were made by Aries Domestic in the past 60 days:

                   Date        No. Shares    Price Per Share
                   -----------------------------------------
                   03/11/99         500            $2.250
                   03/12/99         500            $2.000
                   03/15/99         600            $2.000
                   03/16/99         600            $1.938
                   03/17/99         600            $1.875
                   03/18/99         600            $1.750
                   03/19/99         600            $1.875
                   03/22/99         700            $1.875
                   03/23/99         700            $2.000
                   03/24/99         700            $2.000
                   03/25/99         700            $2.000
                   03/26/99         700            $2.000
                   03/29/99         700            $2.125
                   03/30/99         700            $2.125
                   03/31/99         2,440          $2.125
                   04/01/99         700            $2.125
                   04/05/99         800            $2.125

                   04/06/99         800           $2.125
                   04/07/99         800           $2.141
                   04/08/99         800           $2.141
                   04/09/99         800           $2.238
                   04/12/99         500           $2.125
                   04/13/99         500           $2.026
                   04/14/99         500           $2.000
                   04/15/99         500           $2.000
                   04/16/99         500           $2.000
                   04/19/99         300           $2.000
                   04/20/99         400           $2.000

     The following acquisitions of Shares of the Issuer were made by Aries Domestic in the past 60 days:

                   Date        No. Shares    Price Per Share
                   ------------------------------------------
                   02/22/99         1700          $2.000
                   02/23/99         1,700         $2.000
                   02/24/99         1,700         $2.000
                   02/25/99         1,700         $2.000
                   02/26/99         1,700         $1.938
                   03/01/99         1,400         $1.875
                   03/02/99         1,700         $2.000
                   03/03/99         1,700         $2.250
                   03/04/99         1,700         $2.063
                   03/08/99         1,200         $1.876
                   03/09/99         1,200         $1.750
                   03/10/99         1,200         $2.103
                   03/11/99         1,200         $2.250
                   03/12/99         1,200         $2.000
                   03/15/99         1,600         $2.000
                   03/16/99         1,600         $1.938
                   03/17/99         1,600         $1.875
                   03/18/99         1,600         $1.750
                   03/19/99         1,600         $1.875
                   03/22/99         1,700         $1.875
                   03/23/99         1,700         $2.000
                   03/24/99         1,700         $2.000
                   03/25/99         1,700         $2.000
                   03/26/99         1,700         $2.000
                   03/29/99         1,800         $2.125
                   03/30/99         1,800         $2.125
                   03/31/99         60            $2.125
                   04/01/99         1,800         $2.125
                   04/05/99         1,900         $2.125
                   04/06/99         1,900         $2.125
                   04/07/99         1,900         $2.141
                   04/08/99         1,900         $2.141
                   04/09/99         1,900         $2.238
                   04/12/99         1,200         $2.125
                   04/13/99         1,200         $2.026
                   04/14/99         1,200         $2.000
                   04/15/99         1,200         $2.000
                   04/16/99         1,200         $2.000
                   04/19/99         950           $2.000
                   04/20/99         850           $2.000

     Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic.

     Dr. Rosenwald is the President and sole shareholder of Paramount Capital. Mr. Steve Kanzer, formerly a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the predecessor in interest to the Aries Fund, the Aries Trust, a Cayman Island trust in June 1996 and receives compensation for such services.

     Pursuant to Article 6 of the Subscription Agreement executed by the Issuer and each investor in the Private Placement, the Reporting Parties are entitled to the contractual rights (the "Article VI Rights") attached to the shares of Common Stock acquired in the Private Placement as set forth in Exhibit A to Amendment No. 4.

     Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Fund has acted as Placement Agent for the Issuer and has received certain fees for such services including warrants (the "Placement Warrants") to purchase 864,865 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. On October 16, 1997, the Issuer and the Placement Agent entered into a twenty-four (24) month engagement agreement, pursuant to which the Placement Agent is entitled to receive a cash retainer and standard success fees in addition to warrants (the "Advisory Warrants") to purchase 1,297,297 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. The Placement and Advisory Warrants will become exercisable on April 16, 1997.

     Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits:

Exhibit A -       Copy of an  Agreement  between  Dr.  Rosenwald,  Paramount
                  Capital, Aries Domestic and Aries Fund to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -       List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -       List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     THE ARIES FUND
                                     By Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                        Chairman


Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Endorex Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                     THE ARIES FUND
                                     By Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                   ---------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                        Chairman


Dated:       April 21, 1999
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.        Chairman  of the Board of  Paramount  Capital
                                  Asset  Management,  Inc.,  Paramount  Capital
                                  Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.              President   of   Paramount    Capital   Asset
                                  Management,     Inc.,    Paramount    Capital
                                  Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                 Director   of   Paramount    Capital    Asset
                                  Management,  Inc., Senior Managing  Director,
                                  Paramount Capital, Inc.

Dr. Yuichi Iwaki                  Director   of   Paramount    Capital    Asset
                                  Management,  Inc., Professor,  Uni versity of
                                  Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT
         ----                                           -------------

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

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

                                    EXHIBIT D

         The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                       PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Management Limited                Administrator

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


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